Exhibit 11.1

Computation of Loss Per Share

(Amounts in thousands except per share amounts)

Basic loss per common share for the fiscal years ended December 31, 2007, 2006 and 2005 are as follows:

	Years ended December 31,
	2007	2006	2005
Net loss	$(19,712)	$(10,856)	$(23,754)

Weighted average common shares outstanding	132,529	124,801	104,779

Basic loss per common share	$(0.15)	$(0.09)	$(0.23)

Diluted loss per common share for the fiscal years ended December 31, 2007, 2006 and 2005 are as follows:

	Years ended December 31,
	2007	2006	2005
Net loss	$(19,712)	$(10,856)	$(23,754)

Weighted average common shares outstanding	132,529	124,801	104,779
Dilutive securities (1)(2)	—	—	—
Diluted average common shares outstanding	132,529	124,801	104,779

Diluted loss per common share (1)(2)	$(0.15)	$(0.09)	$(0.23)

(1)	For purposes of calculating the dilutive loss per common share for the years ended December 31, 2007, 2006 and 2005, the assumed exercise of dilutive securities (in-the-money stock options) is not taken into consideration, as its effect is anti-dilutive. Had these been exercised, 0.3 million, 2.3 million and 1.6 million additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2006, 2005 and 2004, respectively.

(2)	For purposes of calculating the dilutive loss per common share for the years ended December 31, 2007, 2006 and 2005, the assumed conversion of the 4.50% Convertible Notes due 2005, the 5.45% Convertible Plus Cash Notes due 2007 and the 5.45% Convertible Notes due 2010 is not taken into consideration as their effect is anti-dilutive. Had the 4.50% Convertible Notes due 2005, the 5.45% Convertible Plus Cash Notes due 2007 and the 5.45% Convertible Notes due 2010 been converted, 11.8 million, 6.0 million and 14.2 million additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2007, 2006 and 2005, respectively.